OR ROYALTIES DECLARES FOURTH QUARTER 2026 DIVIDEND

(Montreal, November 11, 2026) - OR Royalties Inc. ("OR Royalties" or the "Company") (OR: TSX & NYSE) is pleased to announce that the Company's Board of Directors has approved a fourth quarter 2026 dividend of US$0.065 per common share. The dividend will be paid on January 15, 2027 to shareholders of record as of the close of business on December 31, 2026. This dividend is an "eligible dividend" as defined in the Income Tax Act (Canada).

For shareholders residing in Canada, the Canadian dollar equivalent will be determined based on the daily rate published by the Bank of Canada on the record date or, if the Bank of Canada does not publish a rate on that date, on the most recent preceding business day.

Dividend Reinvestment Plan

The Company also wishes to remind its shareholders that it has implemented a dividend reinvestment plan (the "Plan"). Shareholders who are residents of Canada and the United States may elect to participate in the Plan in connection with the dividend to be paid on January 15, 2027 to shareholders on record as of December 31, 2026, and consequently benefit from the 3% discount offered for the fourth quarter dividend. More details are available on OR Royalties' website at https://orroyalties.com/English/investor-relations/stock-information/dividend/default.aspx.

Non-registered beneficial shareholders who wish to participate in the Plan should contact their financial advisor, broker, investment dealer, bank or other financial institution that holds their common shares to inquire about the applicable enrolment deadline and to request enrolment in the Plan. For more information on how to enroll or any other inquiries, contact our transfer agent at 1-800-387-0825 (toll-free in Canada) or shareholderinquiries@tmx.com.

Participation in the Plan does not relieve shareholders of any liability for taxes that may be payable in respect of dividends that are reinvested in common shares under the Plan. Shareholders should consult their tax advisors concerning the tax implications of their participation in the Plan having regard to their particular circumstances.

This press release is not an offer to sell or a solicitation of an offer to buy any securities in the United States or any other jurisdiction.

About OR Royalties Inc.

OR Royalties is a precious metals royalty and streaming company focused on Tier-1 mining jurisdictions defined as Canada, the United States, and Australia. OR Royalties commenced activities in June 2014 with a single producing asset, and today holds a portfolio of over 200 royalties, streams and similar interests. OR Royalties' portfolio is anchored by its cornerstone asset, the 3-5% net smelter return royalty on Agnico Eagle Mines Ltd.'s Canadian Malartic Complex, one of the world's largest gold mines.

OR Royalties' head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact OR Royalties Inc.

Grant Moenting Vice President, Capital Markets Cell: (365) 275-1954 Email: gmoenting@ORroyalties.com	Heather Taylor Vice President, Sustainability and Communications Tel: (647) 477-2087 Email: htaylor@ORroyalties.com

Forward-looking statements

Certain statements contained in this press release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and "forward-looking information" within the meaning of applicable Canadian securities legislation. These forward-looking statements, by their nature, require the Company to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. In this news release, these forward-looking statements may involve, but are not limited to, comments with respect to the directors and officers of the Company, information pertaining to the fact that all conditions for payment of the dividend will be met and that such dividend will continue to be an "eligible dividend" as defined in the Income Tax Act (Canada). Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including that the financial situation of the Company will remain favourable. The Company considers its assumptions to be reasonable based on information currently available, but cautions the reader that its assumptions regarding future events, many of which are beyond the control of the Company, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company and its business.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled "Risk Factors" in the most recent Annual Information Form of OR Royalties which is filed with the Canadian securities commissions and available electronically under OR Royalties' issuer profile on SEDAR+ at www.sedarplus.com and with the U.S. Securities and Exchange Commission and available electronically under OR Royalties' issuer profile on EDGAR at www.sec.gov. The forward-looking information set forth herein reflects OR Royalties' expectations as at the date of this press release and is subject to change after such date. OR Royalties disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.